Exhibit 99.1

QIWI Confirms Receipt of Delisting Notification From Nasdaq

NICOSIA, CYPRUS – March 16, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that on March 15, 2023, the Company received a notice (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff has determined to delist the Company’s American Depositary Shares, each representing one Class B ordinary share of the Company (“ADSs”) from the Nasdaq Global Select Market (“Exchange”).

In the Notice the Staff refers to Nasdaq Listing Rule 5101 that empowers Nasdaq to determine delisting of Company’s securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

We note that the Company complies with all applicable disclosure requirements, adheres to high standards of corporate governance and meet all qualitative and quantitative listing criteria of the Exchange. The Company’s Class B shares continue to be registered under the U.S. Securities Exchange Act.

Within seven calendar days of the date of the Notice, the Company has the right to request a hearing with an appeal Staff’s determination to the Hearings Panel (“Panel”), pursuant to the procedures set forth in the Exchange’s Listing Rule 5800 Series. The Company is considering an appeal and next steps and will properly announce on decisions made in due course.

The trading of QIWI ADSs on the Moscow Exchange is not affected.

Delisting determination notice does not affect QIWI’s day-to-day business operations, services, its financial position. We continue to focus on further development of our offering and superior service level for our clients, merchants and partners.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion.

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com